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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F ___
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated November 5, 2002, regarding dividend declaration.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                /s/  Scottish Power plc
                                                --------------------------------
                                                (Registrant)

Date November 5, 2002                      By:  /s/ Alan McCulloch
     ----------------------                     --------------------------------
                                                Alan McCulloch
                                                Assistant Company Secretary

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Dividend Declaration

ScottishPower announces that the dividend for the second quarter ended 30 September 2002 is 7.177 pence per ordinary share. The dividend will be payable on 16 December 2002 to shareholders on the register on 15 November 2002.

The dividend rate per American Depositary Share (ADS) is $0.4479. The ADS dividend will be paid on 16 December 2002 to ADS holders of record on 15 November 2002.

For further enquiries:

Alan McCulloch          Assistant Company Secretary           +44 141 566 4683

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